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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

KISKA METALS CORPORATION

(the “Corporation”)

The undersigned, being all of the directors of the Corporation, hereby consent in writing to the following resolutions passed as of April   , 2012

ANNUAL FINANCIAL STATEMENTS

BE IT RESOLVED that:

(a)

the annual financial statements for the year ended December 31, 2011 together with its corresponding MD&A are hereby approved; and

(b)

any director of the Corporation is authorized to sign the annual financial statements, and any related documents, on behalf of the Corporation.

MISCELLANEOUS

BE IT RESOLVED that any one director or officer of the Corporation, each with full authority to act without the others, is authorized and empowered to do all such other acts and deeds and to execute and deliver all such other documents and instruments as they may deem necessary or desirable for the purpose of implementing these resolutions.

EXECUTION IN COUNTERPARTS

These resolutions may be signed in as many counterparts as may be necessary and may be delivered by facsimile, each of which so signed will be deemed to be an original, and such counterparts together will constitute one and the same instrument.

GEOFFREY CHATER

BIPIN A. GHELANI

GEORGE R. IRELAND

JOHN A. KANELLITSAS

JACK H.L. MILLER

MARK T.H. SELBY

JASON S. WEBER